UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

MOBIQUITY TECHNOLOGIES, INC., formerly Ace Marketing & Promotions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

60743F102

(CUSIP Number)

Steven Morse, Esq.,
Morse & Morse, PLLC.,
1400 Old Country Road,
Westbury, NY 11590
(516-487-1446)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☒.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60743F102	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSON S.S OR I.R.S. IDENTIFICATION OF ABOVE PERSON Thomas Arnost
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,588,874
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 41,588,874
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,588,874
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24%
14.	TYPE OF REPORTING PERSON* IN

 * Based upon 171,435,790 shares outstanding as of February 16, 2017, plus 1,850,000 warrants/options owned by Mr. Arnost for a total of 173,285,790 shares for calculation purposes.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 60743F102	13D	Page 3 of 3 Pages

This Schedule 13D contains information on Thomas Arnost as of the filing date of this Schedule 13D/A, except as indicated otherwise.

Item 5 of Mr. Arnost’s Schedule 13-D/A is amended below.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of February 16, 2017, the Issuer has outstanding 171,435,790 shares of Common Stock. Of the foregoing shares of Common Stock, the reporting person beneficially owns and has the right to vote and to dispose of 41,588,874 shares of Common Stock (inclusive of outstanding warrants/options to purchase 1,850,000 shares) representing 24.0% of the outstanding Common Stock, which represents the only outstanding class of voting capital stock. The reporting person has the sole power to dispose and vote of all shares of Common Stock owned by him.

(c) On February 8, 2017, Mr. Arnost received from Mobiquity 36,838,872 common shares in exchange for the conversion of principal and interest relating to $322,000 of secured debt, $1,350,000 convertible letter of credit and conversion of interest associated therewith. Previously in the last 60 days, Mr. Arnost paid $70,000 to Mobiquity and converted certain outstanding options and warrants at a reduced price of $.05 per share.

(d) - (e) Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 21, 2017

Signature By: /s/Thomas Arnost

          Thomas Arnost